

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Michael R. Splinter
Chief Executive Officer
Applied Materials, Inc.
3050 Bowers Avenue, P.O. Box 58039
Santa Clara, California   95052-8039

     Re: Applied Materials, Inc.
           Form 10-K for the Fiscal Year Ended October 28, 2012
           Filed December 5, 2012
           File No. 000-06920

Dear Mr. Splinter:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Martin James

                    Martin James
                    Senior Assistant Chief Accountant

Cc: Thomas F. Larkins (via E-mail)